August 18, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Jeffrey Gabor

Re:  Shackelford Pharma Inc.

 Request for Acceleration Offering Statement on Form 1-A (SEC File No. 024-11206)

Dear Mr. Gabor:

Shackelford Pharma Inc., a British Columbia corporation, hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Offering Statement to become qualified at 9:00AM Eastern Time on August 20, 2020, or as soon thereafter as possible.

Should you have any questions or require any additional information with respect to this filing, please contact Daniel D. Nauth at (416) 477-6031. Thank you for your assistance and cooperation.

Very truly yours,

SHACKELFORD PHARMA INC.

By: /s/ Mark Godsy

Name: Mark Godsy

Title: Chief Executive Officer

cc: Daniel D. Nauth, Nauth LPC